4/0-33

AIM INVESTMENTS

Branch 16
811-02756
(AIM High Yield)

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 27 2004

04052197

SEC MAIL PROCESSING SECTION RECEIVED OCT 04 2004 WASH, D.C. 185

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), AIM Management Group Inc. and the following persons:

PROCESSED FEB 10 2005 THOMSON FINANCIAL

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-092704SEC.doc
092704 (1) vxv

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, AIM Management Group Inc. and the following persons, a copy of a **Memorandum of Law in Opposition to Motions for Appointment of Co-Lead Counsel and for Consolidation**; **Certificate of Service**; **Affidavit of Geoffrey C. Hazard, Jr. In Support of Plaintiffs' Opposition**; **Certificate of Service**; **[Proposed] Order Denying the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs' Motion for Consolidation and Appointment of Co-Lead Counsel, Executive Committee, and Co-Chairs of the Executive Committee**; and **Certificate of Service** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*, *Richard Tim Boyce v. AIM Management Group Inc., et al.*, *Joy D. Beasley, et al. v. AIM Management Group Inc., et al.*, *Kehlbeck Trust v. AIM Management Group Inc.*, *Janice R. Fry, et al. v. AIM Management Group Inc., et al.*, *Robert P. Apu, et al. v. AIM Management Group Inc., et al.*, and *Harvey R. Bendix, et al. v. AIM Management Group Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund

AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

DEFENDANTS' MEMORANDUM OF LAW
IN PARTIAL OPPOSITION TO PLAINTIFFS' MOTION
<u>FOR CONSOLIDATION FOR PRE-TRIAL PURPOSES</u>

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, and JOHN DOES 1-100,

Defendants.

Civil Action No. 04cv2587
Judge John D. Rainey

JOY D. BEASLEY and SHEILA McDAID, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2589
Judge Ewing Werlein, Jr.

KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK,

Plaintiffs,

vs.

A I M MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2802
Judge Ewing Werlein, Jr.

[Caption continues on next page]

JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action o. 04cv2832 Judge Nancy F. Atlas
ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILSON, and ROBERT W. WOOD, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMALEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., A I M Distributors, Inc., A I M Management Group, Inc., A I M Investment Services, Inc., Robert Graham, and Mark Williamson (hereinafter, the "A I M Defendants") submit this memorandum in partial opposition to plaintiffs' motion to consolidate, *for pre-trial purposes only*, all of the above-captioned actions and, in support hereof, would show the Court as follows:

The A I M Defendants support the consolidation of the *Boyce*, *Beasley*, *Kehlbeck Trust DTD*, *Fry*, *Apu* and *Bendix* actions (hereinafter "the *Boyce* actions") for pre-trial purposes only, since they all center on the allegedly improper allocation of brokerage business of AIM and INVESCO mutual funds. Indeed, the complaints in the *Boyce* actions, between and among themselves, are virtually identical except for different plaintiffs and different funds. However, the A I M Defendants, along with the plaintiffs in the *Papia* and *Berdat* actions,[1] strongly oppose the consolidation of those two actions, even for pre-trial purposes, with the *Boyce* actions, since *Papia* and *Berdat* involve entirely different subject matter and are derivative actions, not class actions, and *Papia* and *Berdat* center on the payment of allegedly excessive advisory and distribution fees of selected mutual funds strictly for the one-year period prior to the commencement of those actions (versus the five-year period claimed to be at issue in the *Boyce* actions).

---

1 The A I M Defendants have not seen the response of the *Papia* and *Berdat* plaintiffs; however, The A I M Defendants have been informed that the plaintiffs in those actions are opposed to the consolidation motion.

LEGAL ARGUMENT

Consolidation of *Berdat* and *Papia* with the
Other Actions Would Be Improper
(Rule 42(a), Fed. R. Civ. P.)

Rule 42(a), Fed.R.Civ.P., provides:

> **"Rule 42. Consolidation; Separate Trials.**
>
> ...When actions involving a common question of law or fact are pending before the court, it may order a joint hearing or trial of any or all of the matters in issue in the actions; it may order all the actions consolidated; and it may make such orders concerning proceedings therein as may tend to avoid unnecessary costs or delay."

Consolidation of actions is improper where those actions center on fundamentally different issues. *See, e.g.*, *Connell v. Bernstein-Macauley, Inc.*, 67 F.R.D. 111, 113-14 (S.D.N.Y. 1975).[2]

***Papia* and *Berdat* are Fundamentally Different from the *Boyce* actions** –

In *Connell*, 67 F.R.D. at 113-14, the Court refused to consolidate two actions with two other actions because the former pair of actions "concern[ed] both issues and parties not involved" in the latter pair of actions (at p.113). In particular, the complaints in the former actions, unlike the others, named an accounting firm as a the defendant. As a result, a determination of the accountants' liability was "not necessitated by either" of the latter pair of actions (at p.114). Secondly, "only one of the three causes of action" in the former actions "relate[d] to the transactions which gave rise to both" of the other actions (*id.*). *See also*: *Continental Bank & Trust Co. v. OL.s.E.D. Platzer*, 304 F.Supp. 228, 229 (S.D. Tex. 1969); *Shumate & Co., Inc. v. NASD, Inc.*, 509 F.2d 147, 155 (5th Cir. 1975) (denial of consolidation upheld because, *inter alia*, numerous parties in one group of cases were not parties in the other group of cases); *Ingenito v. Bermec Corp.*, 376 F.Supp. 1154, 1171, 1166-69 (S.D.N.Y. 1974)

[2] Southern District of Texas Local Rule 7.6 addresses the procedures regarding Motions to Consolidate.

(consolidation denied since the wrongdoing in the cases was not uniform and not in the same time period(s) – even though the various actions asserted claims under same provisions of the federal securities law against many of the same defendants).

Here, *Papia* and *Berdat* both involve only derivative claims on behalf of mutual funds against several corporate entities under § 36(b) of the Investment Company Act (the "ICA") for the recovery of advisory and distribution fees paid by the mutual funds. Those fees were allegedly excessive in comparison with fees charged to non-mutual fund clients for the same services those defendants provided to the mutual funds. Both of those complaints state:

> "5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively the "Funds"), created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.
>
> 6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. Defendants typically charge a combined fee for the pure investment advisory services and the administrative services.
>
> 7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs. In fact, the cost of advisors, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.
>
> 8. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services.

> 9. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees."
>
> *Papia* Cplt., ¶¶ 5-9; *Berdat* Cplt., ¶¶ 5-7, 9 and 11.

In contrast, the federal and state law claims against the 16 defendants in each of the *Boyce* actions center on the allegedly improper allocation of brokerage business to various brokerage firms — not on advisory and distribution fees. Thus, the complaint in each of the *Boyce* actions contains this summary of its claims arising out of defendants' alleged payments to brokers to market and sell AIM and INVESCO Funds in preference to other mutual funds:

> "2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.
>
> 3. Thus, AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients."
>
> *Boyce* Cplt., ¶¶ 2-3.

Papia and *Berdat* contain no such allegations about, and seek no recovery of, brokerage commissions allocated to brokerage firms or allegations about any attempt to "push

AIM/INVESCO Funds over other funds." *See, e.g.*, *Ingenito, supra*, 376 F.Supp. at 1171, 1166-69.[3]

The fundamentally different nature of the *Papia* and *Berdat* claims is highlighted by contrasting the structure and substantive allegations of the complaints in those actions with those in the *Boyce* actions. Both the *Papia* (¶ 38) and *Berdat* (¶ 39) complaints allege that the relevant factors for proof of their claims:

> "include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (*i.e.*, indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b)."

In contrast, the complaints in the *Boyce* actions contain no allegations advocating such a focus on those six factors to prove their claims about allegedly improper directed brokerage business.[4]

Papia and *Berdat* also involve different parties from those in the *Boyce* actions, as well as different claims against them. *Papia* and *Berdat* do not name as defendants 14 of the 16 defendants in the *Boyce* actions. Among those 14 defendants in the *Boyce* actions are directors and trustees of the mutual funds who have different claims against them (*see esp.* Count VI). Correspondingly, three of the five defendants in *Papia* and *Berdat* are not defendants in the *Boyce* actions. *See Connell, supra*, 67 F.R.D. at 113-14; *Shumate, supra*, 509 F.2d at 155. Furthermore, the real plaintiffs-in-interest in *Papia* and *Berdat* are the mutual funds since any recovery of an excessive fee will go to the mutual fund which paid the excessive fee. In contrast,

---

[3] Moreover, the mere presence of a common question of law or fact is not sufficient to support consolidation. *See Continental Bank & Trust Co.*, 304 F.Supp. at 229.

[4] The separation of the *Papia* and *Berdat* actions is further warranted by the fact that the core subject of the *Boyce* cases – brokerage commissions – is specifically excluded from a § 36(b) claim by subsection (b)(4) thereof.

the purported plaintiffs in the *Boyce* actions assert mainly class action claims on behalf of the individual investors in AIM and INVESCO mutual funds.[5]

The § 36(b) claims in *Papia* and *Berdat* are also much narrower than the claims in each of the *Boyce* actions. A § 36(b) claim covers only fees paid in the one year predating the commencement of the action. *See* § 36(b)(3). In contrast, plaintiffs in the *Boyce* actions are seeking five years of damages arising out of the allegedly improper allocation of brokerage commission business.[6]

Conclusion

In contrast with the *Boyce* actions, *Papia* and *Berdat* involve different claims against a different and much smaller group of defendants for different alleged wrongdoing over a shorter period of time. *Papia* and *Berdat* should not be consolidated with the *Boyce* actions, and the A I M Defendants respectfully request that portion of the relief sought by the pending Motion to Consolidate be denied.

Dated: September 20, 2004

Respectfully submitted,

/s/
Charles S. Kelley
Texas SBA#11199580
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana St., Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

- and –

[5] The A I M Defendants contend that the *Boyce* actions cannot properly be brought as class actions for several reasons including that the claims asserted therein are, in fact, derivative claims.

[6] Moreover, the interests of the plaintiffs in *Papia* and *Berdat* conflict with the interests of the plaintiffs in the *Boyce* actions. In the former, the actions are brought on behalf of the Funds; in the latter, individual investors are suing on their own behalf and on behalf of a purported class, not on behalf of the Funds. Milberg Weiss and Susman Godfrey cannot fairly represent parties with conflicting interests.

Michael K. Oldham
GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

- and –

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., A I M Distributors, Inc., A I M Management Group, Inc., A I M Investment Services, Inc., Robert Graham and Mark Williamson

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served upon the following counsel of record via electronic and first class mail, postage prepaid on this 20th day of September, 2004.

Steven Mitby
Susman Godfrey L.L.P
1000 Louisiana St., Suite 5100
Houston, Texas 77002-5096

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Michael R. Reese
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, NY 10119

Marc A. Topaz
Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Robin L. Harrison
Campbell, Harrison & Dagley LLP
909 Fannin, Suite 4000
Houston, Texas 77010

Julie Brody
Aaron Brody
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss
Weiss & Yourman
551 Fifth Avenue
New York, NY 10176

Charles J. Piven
Marshall N. Perkins
Law Offices of Charles J. Piven, P.A.
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Thomas E. Bilek
Hoeffner & Bilek LLP
440 Louisiana Street
Houston, TX 77002

Robin L. Harrison
Campbell Harrison & Dagley L.L.P.
909 Fannin Street, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Patrick D. Vellone
Matthew M. Wolf
Allen & Vellone, P.C.
1600 Stout St., Suite 1100
Denver, CO 80202

Yedhudis Lewis
Kramer Levin Naftalis & Frankel LLP
919 Third Ave.
New York, NY 10022

Paul D. Flack
Nickens Keeton Lawless Farrell & Flack LLP
600 Travis, Suite 7500
Houston, TX 77002

/s/
Charles S. Kelley

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

ORDER GRANTING, IN PART, MOTION TO CONSOLIDATE ALL ACTIONS AND TRANSFERRING MOTION FOR APPOINTMENT OF CO-LEAD COUNSEL AND <u>ENTRY OF SCHEDULING ORDER</u>

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated, Plaintiff, vs. A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, and JOHN DOES 1-100, Defendants.	:	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, individually and on behalf of all others similarly situated, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	:	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	:	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.

[Caption continues on next page]

JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action o. 04cv2832 Judge Nancy F. Atlas
ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILSON, and ROBERT W. WOOD, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMALEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

ORDER GRANTING, IN PART, MOTION TO CONSOLIDATE ALL ACTIONS AND TRANSFERRING MOTION FOR APPOINTMENT OF CO-LEAD COUNSEL AND ENTRY OF SCHEDULING ORDER

WHEREAS the *Boyce, Beasley, Kehlbeck Trust DTD 1-25-93, Fry, Apu* and *Bendix* actions (hereinafter, solely for convenience, "the *Boyce* actions") are purported class actions and center on the allegedly improper allegation of brokerage business of AIM and INVESCO Funds;

WHEREAS the *Papia* and *Berdat* actions are derivative actions and center on the payment of allegedly excessive advisory and distribution fees of selected mutual funds strictly for the one-year period prior to the commencement of those actions;

NOW, THEREFORE, THE COURT ORDERS as follows:

1. the *Boyce* actions are consolidated solely for pre-trial purposes and, pursuant to the Southern District of Texas local rules, those actions are to be transferred to the Court of ____________________________;

2. the *Papia* and *Berdat* actions are not consolidated with the *Boyce* actions for any purpose;

3. any subsequently filed action shall not be consolidated with the *Boyce* actions until the Court has made a determination as to the appropriateness of such consolidation;

4. the Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee shall be addressed by the Court presiding over the *Boyce* actions; and

5. the Court presiding over the *Boyce* actions shall also enter the appropriate scheduling order with respect to those actions.

It is so ordered.

Dated: ______________, 2004

____
UNITED STATES DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

**MEMORANDUM OF LAW IN OPPOSITION
TO MOTIONS FOR APPOINTMENT OF CO-LEAD COUNSEL
AND FOR CONSOLIDATION**

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated,

Plaintiff,

v.

AIM MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2587

Judge John D. Rainey

JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated

Plaintiffs,

v.

AIM MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2589

Judge Ewing Werlein, Jr.

KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK

Plaintiffs,

v.

AIM MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2802

Judge Judge Ewing Werlein, Jr.

JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY,

Plaintiffs,

v.

AIM MANAGEMENT GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2832

Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Federal Cases

Federal Statutes

Other Authorities

I. INTRODUCTION

Plaintiffs in *Dolores Berdat v. INVESCO Funds Group, Inc.* No. 04-2555 (S.D. Tex (filed July 7, 2004) and *Ferdinando Papia v. AIM Advisors, Inc.*, 04-2583 (respectively referred to herein as the "*Berdat* and *Papia* Plaintiffs" and "*Berdat and Papia* Actions"), are joined by Defendants[1] in opposing the pending Motions for Consolidation and for Appointment of Co-Lead Counsel and Appointment of Liaison Counsel. The *Papia* Plaintiffs' lawsuit was transferred from the Middle District of Florida and assigned to Judge Nancy F. Atlas, Case No.: 04-CV-2583 on July 1, 2004. The *Berdat* Plaintiffs' lawsuit was transferred from the Middle District of Florida and assigned to Judge Vanessa D. Gilmore, Case No. 04-CV-2555 on July 7, 2004.

On August 6, 2004, Plaintiffs in *Beasley v. AIM Management Group Inc.,* No. 04-2589 (S.D. Tex. filed July 1, 2004) (the "*Beasley* Action"), *Boyce v. AIM Management Group Inc.* No. 04-2587 (S.D. Tex. filed July 1, 2004) (the "*Boyce* Action"), *Kehlbeck Trust DTD v. AIM Management Group Inc.*, No. 04-2802 (S.D. Tex. filed July 9, 2004) (the "*Kehlbeck Trust* Action"), *Fry v. AIM Management Group Inc.* No. 04-2832 (S.D. Tex. filed July 12, 2004) (the "*Fry* Action"), *Apu v. AIM Management Group Inc.* No. 04-2884 (S.D. Tex. filed July 15, 2004) (the "*Apu* Action"), and *Bendix v. AIM Management Group Inc.* No. 04-3030 (S.D. Tex. filed July 27, 2004) (the "*Bendix* Action"), filed a Motion for Consolidation and a Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee and Appointment of Co-Chairs of the Executive Committee in these cases. In their motions, counsel for the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu, and Bendix* Plaintiffs seek broad orders appointing them as lead counsel for their consolidated cases against AIM, INVESCO and others, which would arguably encompass the *Berdat* and *Papia* Actions. Specifically, [Proposed] Pre-Trial Order No. 1 seeks consolidation of their case, and all others making remotely similar claims, regardless of the kind of claims made and despite disqualifying conflicts of interest.

---

[1] *See* Letter from Charles S. Kelley to Michael D. Woerner dated September 13, 2004, attached hereto as Exhibit 1.

The Motion for Consolidation and Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee and Appointment of Co-Chairs of the Executive Committee should be denied to the extent that it would encompass the *Berdat* and *Papia* Actions for four main reasons: (1) Counsel for the *Beasley* Plaintiffs face disqualifying conflicts of interest; (2) the *Beasley, Boyce*, *Kehlbeck Trust*, *Fry*, *Apu* and *Bendix* Plaintiffs lack standing to sue on behalf of the overwhelming majority of the 68 mutual funds named in their suits; (3) the causes of action asserted by the *Beasley, Boyce*, *Kehlbeck Trust*, *Fry*, *Apu* and *Bendix* complaints differ fundamentally from those raised in the *Berdat* and *Papia* Actions **such that even Defendants agree that the cases should not be consolidated**; and (4) the *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu* and *Bendix* Counsel are tainted by their alliance with co-counsel who have disqualifying conflicts of interest.

Accordingly, the *Berdat* and *Papia* Plaintiffs respectfully submit that the Court should deny the pending motions to consolidate and appoint co-lead counsel so that the *Berdat* and *Papia* Actions, advanced by the undersigned counsel, may be prosecuted separately from any other cases pending before this Court. In the alternative, even if the pending motions were granted in part, the undersigned attorneys seek to be appointed lead counsel as to the derivative claims under Sections 12(b) and 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-1-64.[2]

II. FACTUAL OVERVIEW: THE MATERIAL DIFFERENCES BETWEEN THE *BERDAT* AND *PAPIA* ACTIONS AND THE OTHER CASES BEFORE THIS COURT

A. The *Berdat* and *Papia* Actions

The *Berdat* and *Papia* Actions are shareholder actions brought by Plaintiffs pursuant to § 36(b) of the ICA, on behalf of 18 open-end registered investment companies, or mutual funds, created, sold, advised and managed by the INVESCO and AIM entities. *Berdat* Complaint, ¶¶ 1,

[2] In either case, the *Berdat* and *Papia* Plaintiffs do not oppose the pre-trial **coordination** (as opposed to consolidation) of discovery and other pretrial matters to ensure that all cases are prosecuted in an efficient and expeditious manner.

29-32, *Papia* Complaint ¶¶ 1, 27-34. Those mutual funds are: INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Financial Services Fund, INVESCO Growth Fund, INVESCO Health Sciences Fund, INVESCO S&P 500 Index Fund, INVESCO Small Company Growth Fund, INVESCO Technology Fund, AIM Basic Value Fund, AIM Blue Chip Fund, AIM Charter Fund, AIM Constellation Fund, AIM Dent Demographic Trends Fund, AIM Diversified Dividend Fund, AIM Global Aggressive Growth Fund, AIM Global Growth Fund, AIM Opportunities II Fund, AIM Opportunity II Fund and the AIM Real Estate Fund (collectively, the "Funds"). *Berdat* Complaint, ¶ 1,[3] and *Papia* Complaint, ¶ 1.[4]

In their lawsuits, the *Berdat* and *Papia* Plaintiffs seek to recover, on behalf of the Funds, advisory fees charged by the Defendants and to recover the excess profits resulting from economies of scale wrongfully retained by Defendants in breach of their fiduciary duties to the Funds under the ICA. *Berdat* Complaint, ¶ 26, *Papia* Complaint, ¶ 24. As summarized below, and alleged in great detail in the *Berdat* and *Papia* Complaints, the claims in the *Berdat* and *Papia* Actions are specifically tailored to advance advisory fee claims pursuant to Section 36(b) of the ICA, and Rule 12b-1 fees, 17 C.F.R. § 270.12b-1.

Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing (a) pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds. *Berdat* and *Papia* Complaints, ¶ 6. While over the years the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds. As a result, the *Berdat* and *Papia* Plaintiffs allege the advisory fees paid to Defendants (and accepted by them in violation of

---

[3] A copy of the *Berdat* complaint is attached hereto as Exhibit 2.

[4] A copy of the *Papia* complaint is attached hereto as Exhibit 3.

their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs. *Berdat* Complaint, ¶ 15, *Papia* Complaint, ¶ 13.

In addition, the *Berdat* and *Papia* Plaintiffs allege that Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. *Berdat* Complaint, ¶ 16, *Papia* Complaint, ¶ 14. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused mainly by their ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds. *Id.*

Plaintiffs allege that the fees charged by Defendants for investment advisory services are excessive in light of the following: the nature and quality of services provided to the Funds, the profitability of the Funds to the Defendants, economies of scale, comparative fee structures, and the fallout benefits generated. *Berdat* Complaint, ¶¶ 38-72, *Papia* Complaint, ¶¶ 37-66. Indeed, the pure investment advisory services that Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, and entail essentially identical costs. Despite the equivalence of the investment advisory services Defendants provide to the Funds and their other clients, the fees in dollar amounts that Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *Berdat* Complaint, ¶¶ 9, 55, .*Papia* Complaint, ¶¶ 8, 53.

In addition to advisory fees, Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Defendants purportedly collect distribution fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees. *Berdat* Complaint, ¶ 11, *Papia* Complaint, ¶ 9.

Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited because the SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others. *Berdat* Complaint, ¶ 19, *Papia* Complaint, ¶ 17. However, after intense lobbying by the mutual fund industry, the SEC agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs. Accepting the mutual fund industry's argument that a growth in assets would lead to a *quid pro quo* reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1. *Berdat* Complaint, ¶¶ 20-21, *Papia* Complaint, ¶¶ 18-19.

Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown both in terms of whole dollars and as a percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 42 Fed. Reg. 44, 810 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets. *Berdat* Complaint, ¶ 23, *Papia* Complaint, ¶ 21.

B. The *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Actions do not Focus on Excessive Advisory Fees.

Counsel for the *Berdat* and *Papia* Plaintiffs agree with defense counsel on a fundamental point: "the six cases [*Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix*] filed or run by Milberg Weiss and Susman Godfrey . . . **involve very different subject matter** from *Papia* and *Berdat*." *See* Letter from Charles S. Kelley to Michael D. Woerner, attached hereto as Exhibit 1 (emphasis added). Therefore, defense counsel joins the *Berdat* and *Papia* Plaintiffs in opposing consolidation of *Papia* and *Berdat* with *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix*. *Id.* In contrast to the focused allegations in the *Berdat* and *Papia* Actions, the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Actions present a hodge-podge of both class and derivative claims against AIM and INVESCO entities, and various individuals, who were trustees charged with overseeing the AIM and INVESCO Fund Complex. The *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs assert the following claims:

Count I: Class Claims Against Investment Adviser Defendants under Section 34(b) of the ICA;

Count II: Derivative Claims Against Investment Adviser Defendants under Section 36(b) of the ICA;

Count III: Class and Derivative Claims for Control Person Liability Against AMG and INVESCO (as Control Persons of AIM/INVESCO Funds) and the Director Defendants (as Control Persons of the Investment Adviser Defendants) under Section 48(a) of the ICA;

Count IV: Derivative Claims Against Investment Adviser Defendants under Sections 206 and 215 of the Investment Advisors Act ("IAA");

Count V: Class Claims Against Investment Adviser Defendants for Breach of Fiduciary Duty;

Count VI: Class Claims Against Director Defendants for Breach of Fiduciary Duty; and,

Count VII: Class Claims Against Investment Adviser Defendants for Aiding and Abetting a Breach of Fiduciary Duty.

The *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs purport to assert both class claims on behalf of investors in the AIM and INVESCO families of mutual funds (the "AIM and INVESCO Funds"), and derivatively on behalf of the AIM and INVESCO Funds, against the AIM and INVESCO Funds' investment advisers, their corporate parents and the AIM and INVESCO Funds' directors during class periods beginning May 10, 1999 and ending November 17, 2003.

Although the named plaintiffs in *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* are shareholders in only a handful of funds within the AIM and INVESCO Fund Complexes, the cases purport to be brought derivatively on behalf of the entire universe of 68 AIM and INVESCO mutual funds (*Beasley* Complaint, ¶ 1; *Boyce* Complaint, ¶ 1; *Kehlbeck Trust* Complaint, ¶ 1; *Fry* Complaint, ¶ 1; *Apu* Complaint, ¶ 1; and *Bendix* Complaint, ¶ 1) which, as discussed below, the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs do not have standing to pursue. Specifically, although the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs only own shares or units in a total of 27 Funds, (*Beasley* Complaint, ¶¶ 11-12; *Boyce* Complaint, ¶ 11; *Kehlbeck Trust* Complaint, ¶ 11; *Fry* Complaint, ¶¶ 11-16; *Apu* Complaint, ¶¶ 11-22; and *Bendix* Complaint, ¶¶ 11-15), the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs purport to sue AIM and INVESCO for violations of Section 36(a) of the ICA on behalf of each of the following funds:

AIM Aggressive Growth Fund

AIM Asia Pacific Growth Fund

AIM Balanced Fund

AIM Basic Balanced Fund

AIM Basic Value Fund

AIM Blue Chip Fund

AIM Capital Development Fund

AIM Charter Fund

AIM Constellation Fund

AIM Dent Demographic Trends Fund

AIM Developing Markets Fund

AIM Diversified Dividend Fund

AIM Emerging Growth Fund

AIM European Growth Fund

AIM European Small Company Fund

AIM Floating Rate Fund

AIM Global Aggressive Growth Fund

AIM Global Equity Fund

AIM Global Growth Fund

AIM Global Health Care Fund

AIM Global Value Fund

AIM Group Income Fund

AIM Group Value Fund

AIM High Income Municipal Fund

AIM High Yield Fund

AIM Income Fund

AIM Intermediate Government Fund

AIM International Emerging Growth Fund

AIM International Growth Fund

AIM Large Cap Basic Value Fund

AIM Large Cap Growth Fund

AIM Libra Fund

AIM Limited Maturity Treasury Fund

AIM Mid Cap Basic Value Fund

AIM Mid Cap Core Equity Fund

AIM Mid Cap Growth Fund

AIM Municipal Bond Fund

AIM Opportunities I Fund

AIM Opportunities II Fund

AIM Opportunities III Fund

AIM Premier Equity Fund

AIM Real Estate Fund

AIM Select Equity Fund

AIM Short Term Bond Fund

AIM Small Cap Equity Fund

AIM Small Cap Growth Fund

AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund

AIM Trimark Endeavor Fund

AIM Trimark Fund

AIM Trimark Small Companies Fund

AIM Weingarten Fund

INVESCO Advantage Health Sciences Fund

INVESCO Core Equity Fund

INVESCO Dynamics Fund

INVESCO Energy Fund

INVESCO Financial Services Fund

INVESCO Gold & Precious Metals Fund

INVESCO Health Sciences Fund

INVESCO International Core Equity Fund

INVESCO Leisure Fund

INVESCO Multi-Sector Fund

INVESCO Mid-Cap Growth Fund

INVESCO S&P 500 Index Fund

INVESCO Small Company Growth Fund

INVESCO Technology Fund

INVESCO Total Return Fund

INVESCO Utilities Fund

See Beasley Complaint, Caption and ¶¶ 1, 26, *Boyce* Complaint, Caption and ¶¶ 1, 26, *Kehlbeck Trust* Complaint, Caption and ¶¶ 1, 26, *Fry* Complaint, Caption and ¶¶ 1, 26, *Apu* Complaint, Caption and ¶¶ 1, 26, and *Bendix* Complaint, Caption and ¶¶ 1, 26.

At the heart of the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Complaints are plaintiffs' allegations that AIM and INVESCO drew upon the assets of the AIM and INVESCO funds to pay brokers aggressively to push AIM and INVESCO funds over other funds, in order to maximize AIM and INVESCO's fees, and that AIM and INVESCO concealed such payments from investors by disguising them as brokerage commissions. *Beasley* Complaint, ¶ 3, *Boyce* Complaint, ¶ 3, *Kehlbeck Trust* Complaint, ¶ 3, *Fry* Complaint, ¶ 3, *Apu* Complaint, ¶ 3, and *Bendix* Complaint, ¶ 3. Although the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Plaintiffs, as an afterthought, make some general allegations that the fees charged by AIM and INVESCO were excessive, they do so in a vague and cursory manner. In contrast with the detailed and specific allegations of advisory fee wrongdoing presented by the *Berdat* and *Papia* Plaintiffs (*Berdat* Complaint, ¶¶ 38-72 and *Papia* Complaint, ¶¶ 37-66), the *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Complaints offer only fleeting and superficial allegations regarding excessive fees. The *Beasley*, *Boyce*, *Kehlbeck Trust*, *Fry*, *Apu*, and *Bendix* Complaints have given short shrift to the crux of the *Berdat* and *Papia* Plaintiffs' cases, *i.e.*, the section 36(b) and Rule 12b-1 violations. Such cursory treatment of the *Berdat* and *Papia* Plaintiffs' fundamental claims is unlikely to withstand a motion to dismiss under *Olesh v. Dreyfus Corp.*, No. 94-1664, 1995 WL 500491, *19 (E.D.N.Y. Aug. 8, 1995) ("complaint nowhere alleges that the fee increases at issue here would violate [standard of reasonable relationship to product of arm's length bargaining]..." and therefore fails to cite an actionable claim under section 36(b) (citing *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 81 (2d Cir. 1985), and quoting *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982)).

III. ARGUMENT

A. Attorneys for the *Beasley* Plaintiffs Have Conflicts That Prevent Them from Representing Plaintiffs in Those Cases.

Attorneys in the *Beasley* case, including specifically lawyers from the law firm of Milberg Weiss Bershad Hynes & Lerach LLP (now called Milberg Weiss Bershad & Schulman LLP), not only attempt to represent conflicting class and derivative interests in these cases, but have also appeared as counsel for plaintiffs against the AIM and INVESCO mutual funds in at least one pending case[5] alleging market timing and related allegations (the "Market Timing Case").[6] **In the Market Timing Case, Counsel in the *Beasley* Action are suing the very same mutual funds on whose behalf these actions are purportedly being brought – presenting a clear conflict of interest.** *See attached* Affidavit of Professor Geoffrey Hazard ("Hazard Affidavit").

[5] *Lowinger v. INVESCO Advantage Health Sciences Fund,* No. 03-9634 (S.D.N.Y. filed Dec. 4, 2003). A copy of the complaint is attached hereto as Exhibit 4.

[6] In the Market Timing Case, the plaintiffs allege that defendants – including AIM and INVESCO Mutual Funds – engaged in a fraudulent scheme that was intended to benefit AIM and INVESCO, involving the "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. "Timing" is widely acknowledged to inure to the detriment of long-term shareholders. Because of this detrimental effect, mutual find prospectuses typically state that timing is monitored and that the funds work to prevent it. However, as alleged in the Market Timing Case, in return for investments that would increase AIM and INVESCO's fees, the AIM and INVESCO funds and AIM and INVESCO entered into undisclosed arrangements which permitted market timing.

The *Berdat* and *Papia* Plaintiffs do not dispute that the Counsel in the *Beasley* Action may be adequate to bring class claims in the Market Timing Case. However, in the *Beasley* Action, these same attorneys seek to represent plaintiffs in derivative actions on behalf of the same funds that they are suing in the Market Timing Case. This is a violation of the most basic ethical rule of concurrent client conflicts. Simply put, the attorneys cannot represent conflicting class and derivative interests. Hazard Affidavit, ¶ 3. Essentially, if the *Beasley* attorneys were able to attain a favorable outcome for the class plaintiffs in their Market Timing Case, they would be recovering damages from the very mutual funds that they purport to represent on a derivative basis for the *Beasley* Action. *Hawk Indus., Inc. v. Bausch & Lomb, Inc.,* 59 F.R.D. 619, 624 (S.D.N.Y. 1973) (when law firm is counsel to derivative plaintiff, it cannot furnish adequate representation to legal interests of plaintiff class). Hazard Affidavit, ¶¶ 4-7. The conflict is palpable and unwaivable.

Rule 1.06 of the Texas Disciplinary Rules of Professional Conduct states:

> (a) A lawyer shall not represent opposing parties to the same litigation.
>
> (b) In other situations and except to the extent permitted by paragraph (c), a lawyer shall not represent a person if the representation of that person:
>
>> (1) involves a substantially related matter in which that person's interests are materially and directly adverse to the interests of another client of the lawyer or the lawyer's firm ; or
>>
>> (2) reasonably appears to be or become adversely limited by the lawyer's or law firm's responsibilities to another client or to a third person or by the lawyer's or laws firm's won interests.
>
> (c) A lawyer may represent a client in the circumstances described in (b) if:
>
>> (1) the lawyer reasonably believes the representation of each client will not be materially affected; and
>>
>> (2) each affected or potentially affected client consents to such representation after full disclosure of the existence, nature, implications, and possible adverse consequences of the common representation and the advantages involved, if any.

> (d) A lawyer who has represented multiple parties in a matter shall not thereafter represent any of such parties in a dispute among the parties arising out of the matter, unless prior consent is obtained from all such parties to the dispute.
>
> (e) If a lawyer has accepted representation in violation of this Rule, or if multiple representation properly accepted becomes improper under this Rule, the lawyer shall promptly withdraw from one or more representations to the extent necessary for any remaining representation not to be in violation of these Rules.
>
> (f) If a lawyer would be prohibited by this Rule from engaging in particular conduct, no other lawyer while a member or associated with that lawyer's firm may engage in that conduct.

As the Comment accompanying Rule 1.07 makes clear, "Loyalty is an essential element in the lawyer's relationship to a client. An impermissible conflict of interest may exist before representation in undertaken, in which event the representation should be declined." *See, e.g., U.S. v. Phillips*, 952 F. Supp. 480 (S.D. Tex. 1996) (Under Texas law, attorney representing first defendant who would be witness in prosecution of second defendant represented by same attorney had serious potential conflict of interests, warranting disqualification of counsel from representation of second defendant. The court reasoned that the cases were substantially related, first defendant's interests were materially and directly adverse to those of second defendant, possibility existed that subconsciously divided loyalty of attorney could deprive first defendant of unfettered advice of counsel, and first defendant refused to waive conflict).

Here, the attorneys for *Beasley* impermissibly seek both to sue the AIM and INVESCO Funds and to represent them, in the class and derivative actions, respectively. They cannot do both pursuant to Rule 1.06. Hazard Affidavit, ¶ 3. Recognizing this conflict, courts have refused to permit counsel to represent both derivative and class plaintiffs:

> When a plaintiff brings a derivative suit seeking recovery for the corporation and simultaneously files a class suit for damages against that

[7] Texas Disciplinary Rule 1.06 is "substantially the same as ABA Rule 1.7." *U.S. v. Phillips*, 952 F. Supp. 480, 482 n.8 (S.D. Tex. 1996).

> same corporation, there is an inherent conflict. One court has written, "it is difficult to understand how an attorney can properly represent the interests of the corporation and its present shareholders in a derivative action brought on their behalf, and, at one and the same time, properly represent its present and/or former shareholders in a class action against the corporation without compromising the independence of professional judgment and loyalty to these two groups of clients with potentially conflicting interests.

Koenig v. Benson, 117 F.R.D. 330, 334 (E.D.N.Y. 1987), quoting *Stull v. Baker,* 410 F. Supp. 1326, 1336-37 (S.D.N.Y. 1976). *See also Bertozzi v. King Louie Int'l., Inc.*, 420 F. Supp. 1166, 1179 (D.R.I. 1976) ("there is a substantial question as to whether the attorneys for the Freed plaintiffs can represent them in the derivative suit and the class action without violating the Cannons of Ethics"); *Hawk Indus.,* 59 F.R.D. at 624 ("Here, however, co-counsel is bound to pursue two actions to the best of his ability and as vigorously as possible. If both are successful, one action would result in a recovery for the corporation; the other would result in a detriment to the corporation. It is difficult to see how counsel could retain his independence of professional judgment and loyalty to his clients and their interest in both suits."). Thus, since counsel in the *Beasley* Action have sued in the Market Timing Case the very funds which they now seek to represent, they should be precluded from serving as derivative counsel in the *Beasley* Action.

In at least one case pending before this Court, attorneys from the law firm of Milberg Weiss Bershad & Schulman LLP already represent shareholders in a putative class action against the AIM and INVESCO mutual funds for market timing and related shareholder allegations. In this case, counsel seek to represent a class of plaintiffs defined as follows:

> all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the INVESCO family of funds (*i.e.,* the INVESCO Funds as defined in the caption, above) between December 5, 1998 and November 23, 2003, inclusive (the "Class Period"), and who were damaged thereby (the "Class").[8]

[8] *See Lowinger* Complaint, attached hereto, as Exhibit 4, ¶ 1.

The *Berdat* and *Papia* Plaintiffs do not contest the ability of the Milberg Weiss attorneys to assert class claims in the totally separate market timing cases they filed. However, the *Beasley* case at issue here does not assert market timing claims. It is very different, and that difference gives rise to an ethical conflict. In the *Beasley* case, Milberg Weiss seeks to represent plaintiffs in derivative actions on behalf of the same funds that they are suing in the market timing cases. Simply put, the same attorneys cannot represent conflicting class and derivative interests before the Court. Were Milberg Weiss and associated counsel able to attain a favorable outcome for the class plaintiffs in their market timing case, they would be draining assets from the same mutual funds that they seek to represent on a derivative basis in the *Beasley* litigation.

The *Berdat* and *Papia* Plaintiffs contend it is a conflict of interest for an attorney to seek, on the one hand, to recover fee overcharges for the AIM and INVESCO funds, while on the other hand simultaneously suing the same funds in a different mutual fund management misconduct case, seeking to recover damages for certain shareholders. That is exactly what Milberg is doing. It is seeking in the AIM and INVESCO fee litigation to recover overcharges for the AIM and INVESCO mutual funds, while at the same time suing the funds in a mutual fund management misconduct case, seeking to recover damages paid out of fund assets for the AIM and INVESCO market timing class action plaintiffs.

Courts have refused to permit counsel to represent both derivative and class plaintiffs. *Hawk Indus., Inc.*, 59 F.R.D. at 623; *Ruggiero v. Am. Bioculture, Inc.*, 56 F.R.D. 93, 95 (S.D.N.Y. 1972) (derivative plaintiffs' counsel's efforts to represent class may violate EC 5-14 and EC 5-15 of the ABA's Model Code of Professional Responsibility). Likewise, counsel in *Beasley* should be limited to their representation of the plaintiff classes in the market timing litigation before this Court. This conflict is separate and distinct from the conflict stated below in Section C pertaining to the conflicts that the *Beasley* **plaintiffs** (as opposed to **counsel**) may have with respect to bringing class and derivative claims in one action.

As for the *Boyce, Kehlbeck Trust, Fry, Apu, and Bendix* complaints, the *Berdat* and *Papia* Plaintiffs observe that they are virtually verbatim re-writes of the Milberg complaint in *Beasley*. Plaintiffs' counsel in *Boyce, Kehlbeck Trust, Fry, Apu, and Bendix* are uncontaminated by the conflict of interest tainting counsel in *Beasley*. However, the lack of originality evident from their complaints, all filed at least two weeks after the *Berdat* and *Papia* Actions, suggests strongly that they should not be appointed lead counsel in mutual fund fee litigation that promises to present difficult, highly technical, and bitterly contested legal and factual issues. In addition, there are conflicts between the class and derivative claims asserted by the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Plaintiffs, as set forth, below.

B. Plaintiffs in *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* Have Inherent Conflicts Between Their Asserted Class and Derivative Claims.

There are inherent conflicts of interest within the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* complaints between class claims and derivative claims asserted therein which prevent the Plaintiffs in those cases from representing both interests. The *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Plaintiffs can not both seek to recover money for themselves personally, and for the Funds derivatively.

As numerous courts have held, named plaintiffs' roles as both class representatives and plaintiffs in a derivative action present impermissible conflicts of interest because recovery in a class suit could reduce potential recovery in a derivative suit. For example, in *Kamerman v. Steinberg*, 113 F.R.D. 511, 516 (S.D.N.Y. 1986), the Court held that proposed named plaintiffs were inadequate representatives when their roles in both class and derivative litigation presented an impermissible conflict of interest, because recovery in the class suit could reduce potential recovery in the derivative suit. "Prosecution of both a derivative and class action by plaintiffs Kamerman and Stepak presents an impermissible conflict of interest..." *Id.*[9] *See also Crawford*

[9] This conflict exists even though this is not a limited fund case. Thus, in *Amchem Products, Inc. v. Windsor*, 521 U.S. 591 (1997), the Court found that serious intra-class conflicts precluded the class from meeting the adequacy of representation requirement in an asbestos mass tort action. While the members of the class were united in seeking the maximum possible recovery for their asbestos-related claims, the Supreme Court found that the settlement did

v. Magee, No. 89-1038, 1993 WL 438463, at *4 (D. Mass. Oct. 12, 1993) (stating in dicta, "[I]n derivative actions, courts look to a variety of factors, including: economic antagonisms between representative and class" and finding that plaintiff's derivative interest would preclude his serving as class representative); *Ryan v. Aetna Life Ins. Co.,* 765 F. Supp. 133, 135 (S.D.N.Y. 1991) (shareholder could not simultaneously pursue derivative and class actions because of conflict of interest); *Brickman v. Tyco Toys, Inc.*, 731 F. Supp. 101, 108-09 (S.D.N.Y. 1990) (proposed class and derivative actions present at least a theoretical conflict because substantial recovery on the class claim may reduce the potential recovery on behalf of the corporation on the derivative claim); *Diana v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, No. 75-6194, 1977 WL 1046, at *3 (S.D.N.Y. 1977) ("[A]n obvious conflict would arise here if plaintiff were permitted to amend his complaint in order to bring a class action as well as a derivative action.... A plaintiff cannot bring a class action against a corporation and at the same time bring a derivative action on behalf of that corporation"); *Petersen v. Federated Dev. Co.*, 416 F. Supp. 466, 475 n.6 (S.D.N.Y. 1976) (where plaintiff purports to bring this action in both an individual and derivative capacity, potential conflict of interest exists, with the result that plaintiff must choose between the pursuit of his personal interest and that of the corporation); *Ruggiero*, 56 F.R.D. at 95 ("I fail to see how, on the one hand, [plaintiffs] can vigorously seek recovery on behalf of those who have an equity interest in the corporation and, on the other hand, vigorously seek recovery from the corporation on behalf of those who have no equity interest in the corporation").

---

more than simply provide a general recovery fund. Rather, as the Third Circuit noted, "it makes important judgments on how recovery is to be *allocated* among different kinds of plaintiffs, decisions that necessarily favor some claimants over others." *Georgine v. Amchem Prods., Inc.*, 83 F.3d 610, 630 (3d Cir. 1996), *aff'd*, 521 U.S. 591, 117 S. Ct. 2231 (1997).

> The disparity between the currently injured and exposure-only categories of plaintiffs, and the diversity within each category, are not made insignificant by the District Court's finding that petitioners' assets suffice to pay settled claims. Although this is not a ... "limited fund" case [certified under Rule 23(b)(1)(B)], the settlement's terms ... reflect essential allocation decisions designed to confine compensation and to limit defendants' liability.

Amchem Prods. v. Windsor, 521 U.S. at 595.

The *Berdat* and *Papia* Plaintiffs do not face these disqualifying conflicts because their sole interest is in maximizing recovery for the Funds.

C. Plaintiffs in *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Do Not Have Standing to Sue On Behalf of the Entire Universe of 68 Mutual Funds.

According to their Complaints, Plaintiff Beasley and her co-plaintiff own shares or units of two funds (*Beasley* Complaint, ¶¶ 11-12); Plaintiff Boyce owns shares of one fund (*Boyce* Complaint, ¶ 11); Plaintiff Kehlbeck Trust owns shares of two funds (*Kehlbeck Trust* Complaint, ¶ 11); Plaintiff Fry and his co-plaintiffs own shares of 16 funds (*Fry* Complaint, ¶¶ 11-16); Plaintiff Apu and his co-plaintiffs own shares of ten funds (*Apu* Complaint, ¶¶ 11-22); and Plaintiff Bendix and his co-plaintiffs own shares of six funds (*Bendix* Complaint, ¶¶ 11-15). However, the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Plaintiffs purport to represent the **entire universe of 68 AIM and INVESCO** Funds. In contrast, the *Berdat* and *Papia* Plaintiffs sue only for the benefit of the funds in which the named Plaintiffs actually own shares.

Under Section (a) of the ICA, the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Plaintiffs lack standing to sue on behalf of the 41 funds in the AIM/INVESCO fund complex that they do not own (but name as defendants in their complaints), including 9 fund(s) owned by the *Berdat* and *Papia* Plaintiffs.[10] Section (b) imposes a fiduciary duty on the investment adviser not to charge excessive fees and creates a private right of action by a shareholder, derivatively on behalf of the mutual fund, against the adviser for a breach of this duty. In pertinent part, Section (b) states:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services.... An action may be brought under this subsection by the Commission, or <u>by a security holder of such registered</u>

[10] The funds, which are owned by the *Berdat* and *Papia* Plaintiffs but are not owned by any plaintiffs in the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Actions are: AIM Dent Demographic Trends Fund, AIM Diversified Dividend Fund, AIM Global Growth Fund, AIM Opportunities II Fund, AIM Opportunity II Fund, AIM Real Estate Fund, INVESCO Core Equity Fund, INVESCO Growth Fund, INVESCO S&P 500 Index Fund, INVESCO Small Company Growth Fund and INVESCO Technology Fund.

investment company on behalf of such company, against such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company....

15 U.S.C. § 80a-35(b) (emphasis added). "Pursuant to 15 U.S.C. § 80a-35(b), plaintiffs do not have standing to bring a § 36(b) claim on behalf of investment companies other than the funds in which they are securities holders." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 493 (N.D. Ill. 1999); *Olesh v. Dreyfus Corp.*, No. 94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995) (rejecting plaintiffs' efforts to maintain action under §36(a) not only on behalf of funds owned by plaintiffs, but on behalf of "the Dreyfus family of funds"); *Dandorph v. Fahnestock & Co.*, 462 F. Supp. 961, 965 (D. Conn. 1979) ("plaintiff who does not hold stock in the investment company lacks standing to sue under the Investment Company Act").

Even in the class context, courts have also held that plaintiffs lack standing to maintain class claims on behalf of purchasers of mutual funds other than the mutual fund which the plaintiffs actually own. *See Nenni v. Dean Witter Reynolds, Inc.*, No. 98-12454, Slip Op. at 5 (D. Mass. Sept. 29, 1999) (plaintiff has standing to bring claims for the shares in the four mutual funds that he actually holds; plaintiff can only create a class of people who have purchased shares of same mutual funds that he actually holds). *See also Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196, 1199 (S.D.N.Y. 1991) (named plaintiff had standing to sue a defendant accounting firm in connection with his purchase of a limited partnership interest, but he did not have standing to sue that defendant with respect to the accounting firm's work for 19 other limited partnerships); *In re Colonial Ltd. P'ship. Litig.*, 854 F. Supp. 64, 82-83 (D. Conn. 1994) (named plaintiff lacked standing to bring claims on behalf of purchasers of limited partnership interests in which named plaintiff had not invested); *Spira v. Nick*, 876 F. Supp. 553, 562 (S.D.N.Y. 1995) (plaintiff does not have standing to seek relief on behalf of the investors in the entities in which he does not claim an interest).

Thus, the *Beasley, Boyce*, *Kehlbeck Trust*, *Fry, Apu* and *Bendix* Plaintiffs only have standing to sue on behalf of the funds that they hold.

D. **Counsel for the *Boyce, Kehlbeck Trust, Fry, Apu* and *Bendix* Plaintiffs Are Tainted by Their Alliance with Co-counsel Who Have Disqualifying Conflicts of Interest.**

The *Berdat* and *Papia* Plaintiffs have assembled a team of counsel that has specific expertise in mutual fund excessive fee litigation and with handling complex litigation of this type. Along with our firm, the *Berdat* and *Papia* Plaintiffs are represented by the experienced and nationally-recognized law firms of Johnson, Pope, Bokor, Ruppel & Burns, L.L.P., based in Tampa, Florida and Richardson, Patrick, Westbrook & Brickman L.L.C. of Charleston, South Carolina, both of which have specific experience with claims of this nature. Keller Rohrback L.L.P., based in Seattle, Washington and Campbell, Harrison & Dagley, L.L.P. of Houston, are also well known for our successful pursuit of large-scale, multiparty matters involving securities, ERISA, antitrust, and other complex litigation matters. For example, most recently, Keller Rohrback L.L.P. has been appointed lead or co-lead counsel in more than a dozen nationally-recognized ERISA cases, including *Tittle v. Enron Corp.* No. 01-3913 (S.D. Tex. filed Nov. 13, 2001) and *In re WorldCom, Inc. ERISA Litig.*, No. 02-4816 (S.D.N.Y. filed June 21, 2002). Campbell Harrison & Dagley L.L.P. specializes in civil trial matters, with emphasis on business and commercial disputes. The firm represents both plaintiffs and defendants in actions involving business torts, banking, securities, intellectual property, trust and probate, partnership, contract, deceptive trade practices, and employment issues. The firm's lawyers have extensive and successful trial backgrounds.

IV. CONCLUSION

For the reasons stated above, and most particularly because the *Beasley* and associated plaintiffs' counsel have prohibiting conflicts, Plaintiffs respectfully request that the Court deny the pending motions to consolidate and appoint co-lead counsel and allow the *Berdat* and *Papia* complaints to proceed independently, prosecuted by the undersigned counsel.

Dated this 20th day of September, 2004.

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/

Justin Campbell, Esq.
Robin L. Harrison, Esq.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401

(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

CERTIFICATE OF SERVICE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BEDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I hereby certify that on September 20, 2004, a true and correct copy of the foregoing document was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

VIA E-Mail and VIA U.S. Mail

Stephen D. Susman
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100

Fax: (713) 654-6670

Houston, TX 77002-5096
Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165
Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Fax: (212) 868-1229

Marc A. Topaz
Mtopaz@sbclasslaw.com
Richard A. Maniskas
rmaniskas@sbclasslaw.com
SHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Counsel for Plaintiff Richard Tim Boyce

Fax: (610) 667-7056

Jules Brody
Aaron L. Brody
ssbny@aol.com
STULL STULL & BRODY
6 East 45th Street, Suite 500
New York, NY 10017
Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E.

Fax: (212) 490-2022

Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Joseph H. Weiss
Richard Acocelli
wynyc@aol.com
WEISS & YOURMAN
551 Fifth Avenue, Suite 1600
New York, NY 10176
Fax: (212) 682-3010
Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Charles J. Piven
Piven@pivenlaw.com
Marshall N. Perkins
Perkins@pivenlaw.com
LAW OFFICES OF CHARLES J. PIVEN, P.A.
World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Thomas E. Bilek
tombilek@hbe-law.com
HOEFFNER & BILEK LLP
440 Louisiana, Suite 720
Houston, TX 77002

Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036

Fax: (212) 575-6560

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Yedhudis Lewis
ylewis@kramerlevin.com
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue

Fax: (212) 715-8000

New York, NY 10022
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

Paul D Flack
pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

Fax: (713) 571-9652

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

Fax: (713) 224-6410

Dated this 20th day of September, 2004.

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/

Justin Campbell, Esq.
Robin L. Harrison, Esq.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

EXHIBIT 1

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002-2730

Main Tel (713) 221-1651
Main Fax (713) 224-6410
www.mayerbrownrowe.com

Charles S. Kelley
Direct Tel (713) 547-9634
Direct Fax (713) 632-1834
ckelley@mayerbrownrowe.com

September 13, 2004

<u>*Via Facsimile*</u>

Michael D. Woerner
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Re: C.A. No. H 04-CV-2583; ***Fernando Papia, et al. vs. AIM Advisors, Inc., et al.***; United States District Court, Southern District of Texas, Houston Division ("Papia")

C.A. No. H 04-CV-2555; ***Delores Berdat, et al. vs. INVESCO Funds Group, Inc., et al.***; United States District Court, Southern District of Texas, Houston Division ("Berdat")

Dear Mike:

This will confirm our agreement that plaintiffs agree to extend the deadline for defendants to move, answer, or otherwise plead in response to the Complaints in *Papia* and *Berdat*. The deadline is extended without date, with schedule for same to be set at or promptly after the initial scheduling conference before Judge Atlas currently scheduled for October 8.

Also, I have conferred with Dan Pollack, our lead counsel, and he confirms that we will join you in opposing consolidation of *Papia* and *Berdat* with the six cases filed or run by Milberg Weiss and Susman Godfrey (all of which involve very different subject matter from *Papia* and *Berdat*).

If this letter accurately reflects our agreement, please sign below on behalf of Plaintiffs in both *Papia* and *Berdat* and return to me via facsimile.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Charles S. Kelley

AGREED:

Michael D. Woerner
COUNSEL FOR PLAINTIFFS
PAPIA AND BERDAT, ET AL.

Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002-2730

Main phone: (713) 221-1651
Main fax: (713) 224-6410

MAYER BROWN ROWE & MAW

FACSIMILE COVER SHEET

FROM:	Charles S. Kelley	Date/time:	9/13/2004
Direct Tel:	(713) 547-9634	Pages: 2	ALL PAGES MUST BE NUMBERED
Direct Fax:	(713) 632-1834	Code:	04316305

TO THE FOLLOWING:

Name	Company	Fax #	Telephone #
Michael D. Woerner	Keller Rohrback, LLP	(206) 623-3384	(206) 623-1900

MESSAGE:

FILE NUMBER : 849 *** SUCCESSFUL TX NOTICE ***

LAW OFFICES OF
KELLER ROHRBACK L.L.P.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WA 98101-3052
TELEPHONE (206) 623-1900
FAX: (206) 623-3384

Fax Cover Sheet

September 14, 2004

To:	*Company:*	*Telephone No.:*	*Fax No.:*
Charles S. Kelley	Mayer, Brown, Rowe & Maw LLP	(713) 221-1651	(713) 224-6410
Robin L. Harrison	Campbell Harrison & Dagley, L.L.P.	(713) 752-2332	(713) 752-2330

From: Erica K. Siegel for Michael D. Woerner

Number of Pages: 2
(including this page)

Regarding:
C.A. No. H 04-CV-2583
Papia v. AIM Advisors, Inc., et al.
C.A. No. H 04-CV-2555
Berdat, et al. v. INVESCO Funds Group, Inc., et al.

Client/Matter No.: 26495-8

Comments:
Please see the attached. Thank you.

MULTI TRANSMISSION REPORT

TIME : 09-14-04 12:49PM
TEL NUMBER1 : +
NAME : KELLER ROHRBACK

FILE NUMBER : 849

DATE : 09-14 12:47PM

DOCUMENT PAGES : 02

START TIME : 09-14 12:47PM

END TIME : 09-14 12:49PM

SUCCESSFUL

TEL NUMBER

☎917132246410
☎917137522330

UNSUCCESSFUL PAGES SENT

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

AFFIDAVIT OF GEOFFREY C. HAZARD, JR.
<u>IN SUPPORT OF PLAINTIFFS' OPPOSITION</u>

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I, Geoffrey C. Hazard, Jr., declare under penalty of perjury of the United States as follows:

1. I am Trustee Professor of Law, University of Pennsylvania, Director (executive director) Emeritus, American Law Institute, and a member of the bars of Pennsylvania and California. I have studied, taught and practiced in the field of professional ethics for forty years. I have written and co-authored several books on legal ethics and civil procedure, including: *Ethics in the Practice of Law* (1978), *Law of Lawyering* (3d ed. 2001, with William Hodes), *Civil Procedure* (5th ed. 2001, with

Fleming James, Jr. and John Leubsdorf), and *Law and Ethics of Lawyering* (3d. ed. 1999, with Susan Koniak and Roger Cramton). I graduated from Swarthmore College with a B.A. in 1953 (Phi Beta Kappa) and Columbia University Law School in 1954 (Columbia Law Review). In addition, I have been awarded seven honorary degrees. I have been accepted as a witness in matters of professional ethics in various courts throughout the country. A copy of my professional vita is attached.

2. I have been engaged by counsel in this proceeding for my opinion concerning conflict of interest on the part of counsel seeking representation in both a class of shareholders in the funds and in a derivative action on behalf of the funds, as explained below. I am being compensated on my usual basis.

3. In summary, in my opinion counsel is involved in a conflict of interest in undertaking to represent both (1) a group of shareholders in a direct class suit against the fund entity of which they are shareholders, and (2) the fund entity in a derivative action against officials and advisers of the company.

4. I have assumed the following facts:

a) The underlying grievances concern management of several mutual funds. Specifically, the grievances are, first, that the funds have been paying excessive fees to their sponsor-financial advisers, in particular failing to reduce fees despite obvious economies of scale resulting from large increase in the size of the funds; and, second, that the funds have been suffering financial exploitation in their trading practices, such as after-hours trading by preferred customers, at the hands of its management and advisers.

b) These forms of mismanagement result in losses to the funds and, correlatively, in losses to shareholders in the funds.

c) The grievances have been translated into two types of lawsuit. One type is a direct suit by shareholders in a fund, framed as a class suit, seeking money from the fund to compensate the losses suffered by the shareholders. The second type is a derivative suit, brought in the name of the company fund, against officials and advisers of the funds, seeking money from those defendants to compensate the funds for the losses involved.

d) The same law firms have undertaken to represent the designated plaintiffs in both types of cases.

e) A question has arisen whether there is conflict of interest on the part of counsel in pursuing both representations.

5. In my opinion, there is a conflict of interest, such that the same lawyer or firm should not undertake to represent plaintiffs in both types of case.

6. As a formal matter, the law firm has a conflict of interest. In the class suit proceeding, the firm represents a party suing the fund, seeking recovery of compensatory damages to the members of the class of shareholders. In the derivative proceeding, the same firm represents the fund itself in suing the officials and advisers of the fund. Representation of a client (the fund in the derivative proceeding) while also bringing suit against the same client (in the shareholders' class suit) is obviously improper. *See* Texas Disciplinary Rules of Professional Conduct, Rule 1.06; American Bar Association Model Rules of Professional Conduct, Rule 1.7(a)(1).

7. Moreover, the conflict of interest is real as well as formal.

a) In the class suit, the beneficiaries are those in the designated class, which is a subset of shareholders defined in terms of a specific historical "class period" in the past. In contrast, in the derivative suit the benefit of recovery to the claimant will be the subset of shareholders who will own stock when (and if) final judgment or a settlement is achieved in the class proceeding.

b) The membership in these two groups is not coextensive. Moreover, in all likelihood, the discrepancy in membership will increase over time, with the turnover in the shareholders as the interval becomes longer between the class period and the final resolution of the derivative claims.

c) In terms of possible settlement, the two groups will almost certainly be in competition with each other. In a settlement, a defendant typically offers a specified sum to terminate its liability to all claimants. That leaves it to counsel to negotiate allocation among the claimant-clients. When, as here, the claimants have a different substantive basis for their claims, they are rival claimants to the proposed proceeds. This was precisely the situation disapproved in *Amchem Products, Inc. v. Windsor*, 521 U.S. 591 (1997) and *Ortiz v. Fibreboard Corp.*, 527 U.S. 815 (1999). Since most all class actions are resolved by settlement, a direct conflict is virtually certain.

d) There is also conflict in terms of payment flows in the course of the litigation and its eventual resolution, whether by settlement or by judgment. In the class suit, the expenses of defending the case, and eventually paying any compensation to the class, are paid by the fund as such. Those payments in turn are detriments to the group who are shareholders as the payment obligations are incurred. By the same token, the payments are benefits to those who were shareholders in the "class period." In effect, through the fund as an entity the payments move from one group of shareholders to the other.

e) The situation is made more complicated, but remains similar in substance, by whatever rights of indemnification the officials of the funds may have. Typically, officers, directors and sometimes advisers have rights of indemnification with regard to derivative litigation. The rights typically cover costs and expense in defending derivative litigation and obligations incurred by judgment or settlement. These rights of indemnification entail corresponding duties on the part of the fund to pay the indemnity, or to have paid for Directors and Officers insurance or similar insurance covering the risk. The cost thereof comes out of the fund itself and thus is a detriment to the shareholders at the time the cost is paid. Settlement or judgment proceeds are a benefit to shareholders at the point of final resolution. The "circulation" of liability through indemnity thereby results in a return to difference in situation between "class period" shareholders and subsequent shareholders. There is a corresponding conflict of interest for counsel seeking to represent both groups.

I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 18th day of September, 2004 at Swarthmore, PA.

GEOFFREY C. HAZARD, JR.

GEOFFREY C. HAZARD, JR.

University of Pennsylvania Law School
3400 Chestnut Street
Philadelphia Pa 19104

Office: (215) 898-7494
Fax: (215) 573-2025
Email: ghazard@law.upenn.edu

EDUCATION

Swarthmore College, B.A. 1953 (Phi Beta Kappa)
Columbia University, LL.B. 1954 (Columbia Law Review)

PROFESSIONAL APPOINTMENTS

Director Emeritus, American Law Institute
Member, Pennsylvania Bar, California State Bar
Admitted to practice: Oregon, 1954; California, 1960; Connecticut, 1982; Pennsylvania, 1994
Practiced in Oregon, 1954-57
Deputy Legislative Counsel, State of Oregon, 1956-57
Executive Secretary, Oregon Legislative Interim Committee on Judicial Administration, 1957-58
Executive Director, American Bar Foundation, 1964-70
Consultant, American Bar Association Special Committee on Code of Judicial Conduct, 1970-72
Reporter, American Bar Association Special Commission on Standards of Judicial Administration, 1971-77
Reporter, American Law Institute, Restatement of Judgments, Second, 1973-81
Reporter, American Bar Association Special Commission on Evaluation of Professional Standards, 1978-83
Reporter, Committee on Ethical Standards, National Association of Bond Counsel, 1983-84
Director, American Law Institute, 1984-1999
Member, Standing Committee on Rules of Practice and Procedure, Judicial Conference of the United States, 1994-2000
Member Judicial Conference Ad Hoc Committee on Mass Torts, 1997-98
Member, American Bar Association Resource Team for High Profile Trials 1996-1998
Member, American Bar Association Special Commission on Ethics2000, 1997-
Member, Associazione Italiana fra gli Studiosi del Processo Civile, 1998-

ACADEMIC APPOINTMENTS

Trustee Professor of Law, University of Pennsylvania, 1994-
Professor of Law, Yale University, 1971-94; Sterling Professor of Law Emeritus 1994-
Associate Professor of Law, University of California, Berkeley, 1958-61; Professor of Law, 1961-64
Visiting Professor, University of Michigan, 1963
Professor of Law, University of Chicago, 1964-71
Visiting Professor, Stanford University, 1974
Acting Dean, Yale School of Organization and Management, 1980-81; Associate Dean, 1979-80; Deputy Dean, 1981-82
Visiting Professor, Universite d'Aix-Marseille, 1982
Visiting Professor, Harvard University, 1983
Visiting Professor, University of Arizona, 1997-2001

TEACHING SUBJECTS

Civil Procedure
Legal Ethics
Federal Jurisdiction

BOARD MEMBERSHIPS

Board of Trustees, Supreme Court Historical Society, 1989-
Member, Board of Directors, Friends of the Library of the Supreme Court of Israel 1998-

PROFESSIONAL ACTIVITIES

Member, Administrative Conference of United States, 1972-78
Adviser, American Bar Association, Standing Committee on Ethics and Professional Responsibility, Subcommittee on Code of Judicial Conduct, 1988-89
Member, Board of Overseers, Institute for Civil Justice, RAND Corp, 1985-90
Advisory Council, Trinity Church (New York) Center for Ethics and Corporate Policy, 1983-1990
Legal Advisory Committee, New York Stock Exchange,1989-92
Member, American Bar Association Committee on Professional Discipline, 1985-91
Member, American Bar Association, Committee on Lawyers' Responsibility for Client Protection, 1991-1994
Member, Pennsylvania Bar Ass'n, California State Bar, American Bar Ass'n, American Law Institute, American Judicature Society,
National Legal Aid and Defender Ass'n, Fellows of American Bar Foundation,

American Academy of Arts and Sciences

PROFESSIONAL AWARDS

American Bar Foundation, Research Award, 1985
American Bar Foundation, William Keck Foundation Award,1997
Columbia University School of Law Association, Medal for Excellence, 1999
American Judicature Society, Outstanding Contributions to Promoting Effective Administration of Justice. 1999
Ceremony of Salute, Superior Court of Pennsylvania, 1999

HONORARY DEGREES

M.A., Yale University 1971
LL.D., Gonzaga University, 1985
LL.D., University of San Diego, 1985
LL.D., Swarthmore College, 1988
LL.D., Illinois Institute of Technology, 1990
LL.D., Nova University, 1992
LL.D., Republica Italiana (faculta di Urbino), 1998

BOOKS

RESEARCH IN CIVIL PROCEDURE (1963; Walter E. Meyer Research Institute of Law).
LAW IN A CHANGING AMERICA (1968; editor).
QUEST FOR JUSTICE (1973; editor, American Bar Association).
GOING TO LAW SCHOOL? (1974;editor, with Thomas Ehrlich).
CIVIL PROCEDURE (5th ed. 2001; with Fleming James, Jr. and John Leubsdorf).
ETHICS IN THE PRACTICE OF LAW (1978).
LAW OF LAWYERING (3d ed. 2001, with Wm.Hodes)
AMERICAN CIVIL PROCEDURE (1994, with Michele Taruffo)
LAW AND ETHICS OF LAWYERING (3d. 1999, with Susan Koniak and Roger Cramton)

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

CERTIFICATE OF SERVICE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BEDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I hereby certify that on September 20, 2004, a true and correct copy of the foregoing document was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

<u>VIA E-Mail and VIA U.S. Mail</u>

Stephen D. Susman
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100

Fax: (713) 654-6670

Houston, TX 77002-5096
Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman Fax: (212) 868-1229
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165
Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Marc A. Topaz Fax: (610) 667-7056
Mtopaz@sbclasslaw.com
Richard A. Maniskas
rmaniskas@sbclasslaw.com
SHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Counsel for Plaintiff Richard Tim Boyce

Jules Brody Fax: (212) 490-2022
Aaron L. Brody
ssbny@aol.com
STULL STULL & BRODY
6 East 45th Street, Suite 500
New York, NY 10017
Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E.

Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Joseph H. Weiss
Richard Acocelli
wynyc@aol.com
WEISS & YOURMAN
551 Fifth Avenue, Suite 1600
New York, NY 10176

Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Charles J. Piven
Piven@pivenlaw.com
Marshall N. Perkins
Perkins@pivenlaw.com
LAW OFFICES OF CHARLES J. PIVEN, P.A.
World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Thomas E. Bilek
tombilek@hbe-law.com
HOEFFNER & BILEK LLP
440 Louisiana, Suite 720
Houston, TX 77002

Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036

Fax: (212) 575-6560

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Yedhudis Lewis
ylewis@kramerlevin.com
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue

Fax: (212) 715-8000

New York, NY 10022
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

Paul D Flack
pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar
Fax: (713) 571-9652

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.
Fax: (713) 224-6410

Dated this 20th day of September, 2004.

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/
Justin Campbell, Esq.
Robin L. Harrison, Esq.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

[PROPOSED] ORDER DENYING THE *BEASLEY*, *BOYCE*, *KEHLBECK TRUST*, *FRY*, *APU*, AND *BENDIX* PLAINTIFFS' MOTIONS FOR CONSOLIDATION AND APPOINTMENT OF CO-LEAD COUNSEL, EXECUTIVE COMMITTEE, AND CO-CHAIRS OF THE EXECUTIVE COMMITTEE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

On ______________, 2004, the Court heard the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* plaintiffs' Motion for Consolidation and Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee.

The Court has considered the following papers submitted in support of and in opposition to the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* plaintiffs' motions:

- *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* plaintiffs' Motion for Consolidation;
- Memorandum of Law in Support of the Motion for Consolidation;
- Declaration of Janine L. Pollack in Support of the Motion for Consolidation;
- [Proposed] Pretrial Order No. 1 for Consolidation;
- *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* plaintiffs' Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee;
- Memorandum in Support of Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee;
- Declaration of Janine L. Pollack in Support of the Motion for the Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee;
- [Proposed] Pretrial Order No. 2 for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee;
- AIM Defendants' Unopposed Motion to Extend Deadline to Respond to Global Motion to Consolidate Eight Cases, Motion for Appointment of Co-Lead Counsel, Motion for Appointment of An Executive Committee, and Motion for Appointment of Co-Chairs of the Executive Committee;
- *Berdat* and *Papia* plaintiffs' Motion to Extend Time;
- *Berdat* and *Papia* plaintiffs' Memorandum of Law in Opposition to Motions for Appointment of Co-Lead Counsel and for Consolidation;
- Affidavit of Geoffrey C. Hazard, Jr. in Support of Plaintiffs' Opposition; and
- [Proposed] Order Denying the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* Plaintiffs' Motions for Appointment of Co-Lead Counsel and for Consolidation.

Having considered the foregoing and heard the arguments of counsel, it is hereby ORDERED that the *Beasley, Boyce, Kehlbeck Trust, Fry, Apu,* and *Bendix* plaintiffs' Motion for Consolidation and Motion for Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs of the Executive Committee are DENIED.

Dated: ______________ By: ____________________________

The Honorable Vanessa Gilmore
United States Court District Judge
Southern District of Texas, Houston Division

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2555 Assigned: Hon. Vanessa Gilmore
FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs, v. AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	No.: 04-CV-2583 Assigned: Hon. Nancy Atlas

[Caption continues on next page]

CERTIFICATE OF SERVICE

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHIELA MCDAID, Individually And On Behalf Of All Others Similarly Situated Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge John D. Rainey

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANDH DINH, FRNK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUISE E. SPERRY, J. DORIS, WILSON, and ROBERT W. WOOD, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BEDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I hereby certify that on September 20, 2004, a true and correct copy of the foregoing document was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

VIA E-Mail and VIA U.S. Mail

Stephen D. Susman — Fax: (713) 654-6670
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100

Houston, TX 77002-5096
Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165
Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Fax: (212) 868-1229

Marc A. Topaz
Mtopaz@sbclasslaw.com
Richard A. Maniskas
rmaniskas@sbclasslaw.com
SHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Counsel for Plaintiff Richard Tim Boyce

Fax: (610) 667-7056

Jules Brody
Aaron L. Brody
ssbny@aol.com
STULL STULL & BRODY
6 East 45th Street, Suite 500
New York, NY 10017
Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E.

Fax: (212) 490-2022

Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Joseph H. Weiss
Richard Acocelli
wynyc@aol.com
WEISS & YOURMAN
551 Fifth Avenue, Suite 1600
New York, NY 10176
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Charles J. Piven
Piven@pivenlaw.com
Marshall N. Perkins
Perkins@pivenlaw.com
LAW OFFICES OF CHARLES J. PIVEN, P.A.
World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Thomas E. Bilek
tombilek@hbe-law.com
HOEFFNER & BILEK LLP
440 Louisiana, Suite 720
Houston, TX 77002
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036
Fax: (212) 575-6560
Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Yedhudis Lewis
ylewis@kramerlevin.com
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue
Fax: (212) 715-8000

New York, NY 10022
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

Paul D Flack
pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis S. Sklar

Fax: (713) 571-9652

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

Fax: (713) 224-6410

Dated this 20th day of September, 2004.

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/

Justin Campbell, Esq.
Robin L. Harrison, Esq.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103